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                                                  OMB Number           3235-0104
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

    Feinberg            Stephen
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   (Last)               (First)                 (Middle)

c/o Cerberus Partners, L.P.
450 Park Avenue
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                                    (Street)

New York                  NY                    10022
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

    10/02/98

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

    Samuels Jewelers, Inc. -SMJW
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)
                                                  1,4
   [   ]   Director                             [X]  10% Owner
   [   ]   Officer (give title below)           [ ]  Other (specify below)



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6. If Amendment, Date of Original (Month/Year)

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7.  Individual or Joint/Group Filing
      (Check Applicable Line)
        1,4
     [X ] Form filed by One Reporting Person
     [  ] Form filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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
                                                    1,4               1                                             1,4
    Common Stock                             797,050                 I             By partnerships and corporations
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If  the  form  is  filed by more than one  reporting  person,  see  Instruction
 5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                       5. Owner-
                                                    3. Title and Amount of Securities                     ship
                                                       Underlying Derivative Security                     Form of
                         2. Date Exercisable           (Instr. 4)                                         Derivative
                            and Expiration Date     ---------------------------------    4. Conver-       Security:
                            (Month/Day/Year)                               Amount           sion or       Direct    6. Nature of
                         ----------------------                            or               Exercise      (D) or       Indirect
                         Date       Expira-                                Number           Price of      Indirect     Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative    (I)          Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security      (Instr.5)    (Instr. 5)
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
                               2             3                                   1,4              5          1                   1,4
Warrants                 immed.     10/1/2003       Common Stock           18,763           $19.69          I          By  partner-
(right to buy)                                                                                                         ships    and
                                                                                                                       corporations.
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
Explanation of Responses:
1
 Cerberus Partners, L.P. ("Cerberus") is the holder of 158,555 shares of common stock of Samuels Jewelers, Inc. (the "Company"); Cerberus International, Ltd. ("International") is the holder of 267,710 shares of common stock of the Company; Ultra Cerberus, Ltd. ("Ultra") is the holder of 24,510 shares of common stock of the Company; and certain private investment funds (the "Funds") in the aggregate are the holders of 346,275 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. Also, the Funds are the holders of warrants to purchase from the Company up to 18,763 additional shares of common stock of the Company and Stephen Feinberg possesses sole voting and investment control over such warrants and, if exercised, the shares of common stock of the Company underlying such warrants.
2
  The warrants may be redeemed by the Company in certain circumstances.
3
  The expiration date may occur earlier in certain circumstances.
4
  The reporting person's interest is limited to the extent of his pecuniary interest in Cerberus, International, Ultra and the Funds, if any.
5
  The exercise price of the warrants is subject to periodic increases commencing October 1, 1999.




/s/     Stephen Feinberg                                       4/23/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.